UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 001-35297

Fortuna Silver Mines Inc.

(Translation of registrant’s name into English)

200 Burrard Street, Suite 650, Vancouver, British Columbia, Canada V6C 3L6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ◻	FORM 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(1):  ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):  ◻

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3
Fortuna Silver Mines Inc.
(Registrant)

Date: August 09, 2023	By:	/s/ "Jorge Ganoza Durant"
Jorge Ganoza Durant
President and CEO

Exhibits:

99.1      Interim Financial Statements for the period ended June 30, 2023

99.2      Management’s Discussion and Analysis for the period ended June 30, 2023

99.3      News release dated August 9, 2023

99.4      CEO Certification

99.5      CFO Certification